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efeffer@sheppardmullin.com
July 6, 2007
VIA FAX AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-0306
Mail Stop 3561
Attention: Dave Walz, Staff Accountant
Fax: (202) 772-9202

Re:	Alsius Corporation Form 8-K filed June 27, 2007 (File No. 000-51362)
Dear Mr. Walz:
          On behalf of Alsius Corporation (the “Company”), we provide the following responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 29, 2007 relating to the above-referenced filing of the Company.
1.	Please amend your Form 8-K to specifically state the dismissal date of Goldstein Golub Kessler LLP. In addition, state the specific date you have engaged Deloitte & Touche LLP. Please see Item 304(a)(1)(i) and Item 304(a)(2) of Regulation S-K.

Response: The Company has filed a Form 8-K/A to amend its disclosure in Item 4.01 to specify that Goldstein Golub Kessler LLP was dismissed and Deloitte & Touche LLP was engaged effective June 21, 2007.

2.	Item 304(a)(1)(ii) of Regulation S-K requires you to disclose whether Goldstein Golub Kessler LLP’s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This includes disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please revise.

Response: The Company has revised its disclosure to address the explanatory paragraph included in Goldstein Golub Kessler LLP’s 2006 report regarding the Company as a

Mr. Dave Walz
July 5, 2007

going concern as referenced in Note 1 of the Company’s financial statements for the year ended December 31, 2006.

3.	Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Response: Please see Exhibit 16.1 to the Company’s Form 8-K/A.

Additionally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under any federal securities laws of the United States.
     If you have any further questions, please feel free to contact me at the above number.
Very truly yours,
/s/ Ethan D. Feffer
Ethan D. Feffer
for SHEPPARD, MULLIN, RICHTER & HAMPTON llp
cc: Mr. William J. Worthen